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                               July 20, 2023

       Gilberto Tomazoni
       Chief Executive Officer
       JBS B.V.
       Stroombaan 16, 5th Floor
       1181 VX, Amstelveen, Netherlands

                                                        Re: JBS B.V.
                                                            Registration
Statement on Form F-4
                                                            Filed July 12, 2023
                                                            File No. 333-273211

       Dear Gilberto Tomazoni:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       General

   1. We note that Article 38 of the Articles of Association filed as Exhibit 3.2 identifies the federal district courts
of the United States as the exclusive forum for actions arising under the Securities Act.
Please include disclosure regarding this forum selection provision, including whether it
applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of
the Exchange Act creates exclusive federal jurisdiction over all suits brought to
enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder,
and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state
courts over all suits brought to enforce any duty or liability created by the Securities Act or
the rules and regulations thereunder. Please also revise your prospectus to state
that there is uncertainty as to whether a court would enforce such
 Gilberto Tomazoni
JBS B.V.
July 20, 2023
Page 2
      provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
Exhibits

2. Please request counsel to revise the legal opinion filed as Exhibit 5.1 to clearly opine as to all the shares being registered. In this regard, we note that your Form F-4 registers
      345,681,599 Class B shares, while the opinion refers to 450,000 existing Class B shares and an unspecified number of new Class B shares to be issued by you and subscribed for by LuxCo. Please also request counsel to remove the inappropriate limitations in paragraphs 4.4 and 4.5.
3. Please request counsel to revise paragraphs b and c of the opinion filed as Exhibit 5.2 to clearly state that the BDSs, when sold, will be legally issued and will entitle their holders to the rights specified in the deposit agreement and the BDR. Refer to
Section II.B.1.d
      of Staff Legal Bulletin 19 for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-3301
if you have questions regarding comments on the financial statements and related matter. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                             Sincerely,
FirstName LastNameGilberto Tomazoni
                                                             Division of
Corporation Finance
Comapany NameJBS B.V.
                                                             Office of
Manufacturing
July 20, 2023 Page 2
cc:       John Vetterli
FirstName LastName